02052383

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

1-4039

R.E.
7/31/02

FORM 6-K

RECD S.E.C.
AUG 2 7 2002
1086

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
AUG 2 9 2002
THOMSON
FINANCIAL

For the month of JULY 2002

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

K:\L S S L\Other\Form 6-K\Form 6K.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ____________________

(Assistant Company Secretary)

Date 2 August 2002

NEWS RELEASE

FOR IMMEDIATE USE: 22 JULY 2002

SHELL TO BUILD TOKYO'S FIRST HYDROGEN REFUELLING STATION

Showa Shell Sekiyu KK (Showa Shell) has today announced that it is to build the first hydrogen refuelling station in Tokyo, in partnership with Iwatani International Corporation and the Tokyo Metropolitan Government. Showa Shell is a Japanese company 50 per cent owned by the Royal Dutch/Shell Group of Companies (Shell).

Shell Hydrogen, Shell's global hydrogen business, will be providing technological know-how for the refuelling station, which is due for completion in 2003. Shell is the only global energy group involved in demonstration projects in all three of the key hydrogen markets: the United States, Europe and Japan.

Showa Shell's refuelling station is part of the Japan Hydrogen and Fuel Cell Demonstration Project, a programme sponsored by the Japanese Ministry of Economy, Trade and Industry to build five hydrogen refuelling stations in the Tokyo metropolitan area. The station will provide liquid and compressed hydrogen to a fleet of prototype fuel cell vehicles, provided by several automotive companies, which will be used on the city's streets. Showa Shell will operate the station for two years from April 2003.

The 1,800-square-metre site of the new liquid hydrogen refuelling station is owned by the Tokyo Metropolitan Government. It is located in central Tokyo, close to Showa Shell's headquarters in Odaiba.

Showa Shell and Shell Hydrogen will demonstrate safe and efficient hydrogen refuelling systems through this project, contributing to Shell's worldwide effort to develop global standards for hydrogen fuel stations.

Shell's other hydrogen demonstration projects are in California, Iceland and the Netherlands.

ENQUIRIES:

Shell International Media Relations **Simon Buerk** **+44 (0) 20 7934 3453**

Notes to Editors

Shell Hydrogen is a global business of the Royal Dutch/Shell Group of Companies with headquarters in Amsterdam, the Netherlands, and regional bases in Houston, Hamburg and Tokyo. Shell Hydrogen was set up in 1999 to pursue and develop business opportunities related to hydrogen and fuel cells. For further information, visit http://www.shell.com/hydrogen.

NEWS RELEASE

▶ FOR IMMEDIATE USE: 23 JULY 2002

SHELL WIND ENERGY ADDS 61.5 MW TO ITS US PORTFOLIO WITH LATEST CALIFORNIAN ACQUISITION

Shell Renewables has announced the acquisition of project development company Whitewater Hill Wind Partners, LLC. The company's US wind energy operations, Shell WindEnergy Inc. has signed an agreement with CPC Development Corporation, an affiliate of Cannon Power Corporation, to acquire their project company developing the 61.5 megawatt (MW) Whitewater Hill wind park in the San Gorgonio Pass. The acquisition will bring Shell WindEnergy's capacity in the US to 230MW.

The Whitewater Hill wind park will be built by Cannon Power Corporation with GE 1.5 MW turbines, and is scheduled to begin generating electricity by the end of August 2002.

This is the second agreement that Shell WindEnergy Inc. has signed with Cannon Power. In May the company announced its intention to purchase the 41MW Cabazon Pass wind park, also due for completion in August 2002.

California pioneered wind development in the US, being the first state to develop large-scale wind parks in the early 1980s. The San Gorgonio Pass has over 1,300 turbines installed. The Whitewater Hill project is a good example of how more powerful turbines can be installed alongside existing smaller machines to increase the power density of a site.

Welcoming this transaction David Jones, Chairman of Shell WindEnergy Inc., said: "We are very pleased to acquire the Whitewater Hill wind park, which together with the Cabazon Pass facility, currently under construction, takes our capacity in the Palm Springs area to over a 100MW and increases our total US capacity to more than 230MW. "

Gerry Monkhouse, Chairman of Cannon, said: "Shell has been just great to work with. With the required online date fast approaching, Shell acquired the project ahead of construction, which provided the necessary financing. We would also like to thank Padoma Wind Power for the key role they played as part of our development team on both the Cabazon and Whitewater Hill projects."

More

Colleen Repplier, General Manager of GE Wind America, said "GE Wind Energy is excited about the opportunity to work with Cannon and Shell on this very short cycle wind project on Whitewater Hill. The expansive project site, which is located just 100 miles from our manufacturing facility in Tehachapi, CA, will feature the latest technology GE 1.5 wind turbine and add over 60 MW of renewable wind power."

Shell's interest in the wind power value chain spans origination, development, financing, construction and operation of wind parks. Europe and North America are the principal areas of focus, targeting both established wind markets (e.g. US, UK, The Netherlands, Spain, Portugal and Italy) and emerging wind energy markets.

Earlier this month Shell, as part of the NoordzeeWind consortium, signed an agreement with the Government of the Netherlands for the development of the 100MW Near Shore Wind Park at Egmond-aan-Zee. Overall, more than 3,000MW of wind energy projects are currently being developed or evaluated by Shell in the US and Europe. Shell WindEnergy Inc. owns two other wind parks in the US – Rock River (50MW) in Wyoming and White Deer (80MW) in Texas.

ENQUIRIES:

Shell International Media Relations **Cerris Tavinor** **+44 (0) 20 7934 3045**

FOR IMMEDIATE USE: 23 JULY 2002

SHELL OFFERS EUROPEAN ETHYLENE TERMINAL CONTRACTS IN DEA DEAL FOLLOW-UP

Shell Nederland Chemie announced today that it is offering contracts for up to 250,000 tonnes per year of ethylene terminal capacity at Moerdijk, the Netherlands. This move is part of the commitments entered into vis-à-vis the European Commission as a condition for its approval of the formation of the Shell & DEA Oil joint venture in Germany.

The first contracts, which are for liquid ethylene to be imported by sea-going vessels into Moerdijk and delivered back as gas into the Antwerp pipeline system, are available from 1 January 2003 and run for multiples of 12 months, from January to December. There is no fixed number of contracts being offered.

Rein Willems, Vice President procurement and Business Units, Shell Chemicals Limited said: "Our additional terminal capacity at Moerdijk will be of particular benefit to competitors and customers who do not have their own facility. This will increase the amount of ethylene that can be supplied by third parties by sea into the ARG+ ethylene pipeline network linking the Netherlands, Belgium and Germany."

Further details of the contracts available can be found on the Shell Chemicals website at http://www.shellchemicals.com/ethylene/1,1098,1173,00.html. Contracts for 2003 are to be entered into by 30 September 2002.

ENQUIRIES:

Shell International Media Relations **Kate Hill** **+44 (0) 20 7934 2914**

Notes to Editors

Shell Chemicals collectively refers to the companies of the Royal Dutch/Shell Group engaged in the chemicals business. Shell chemical companies manufacture and deliver petrochemical building blocks and polyolefins to industrial customers. These products are widely used in plastics, coatings and detergents. For further information please visit our website at www.shell.com/chemicals.

NEWS RELEASE

FOR IMMEDIATE USE: 24 JULY 2002

SONATRACH AND SHELL SIGN A MEMORANDUM OF COOPERATION AND A LNG MASTER SALES AGREEMENT

Sonatrach, the Algerian state company, and Shell Gas & Power (Shell) today announced the signing of a Memorandum of Cooperation (MoC) which aims to identify and develop projects of mutual interest, both in Algeria and internationally.

The MoC covers a wide range of possible opportunities in the upstream and downstream. The intention is to set up joint project groups to identify and evaluate opportunities throughout the energy value chain.

To mark the beginning of their cooperation, Sonatrach and Shell also announced the signing of a Liquefied Natural Gas (LNG) Master Sales Agreement. The purpose of this agreement is to establish the framework terms and conditions for the sale and purchase of LNG on an individual cargo basis. It signals the start of further co-operation in the LNG business.

Lew Watts, Shell Gas & Power Regional Director said: "We look forward to working with Sonatrach and to building a mutually beneficial relationship. We believe the sales agreement is an excellent start and gives an example of what can be achieved under our MoC. This is an exciting opportunity for us to identify projects of mutual interest that build on the strengths of both companies."

Mr Bachir Achour, Sonatrach Downstream Vice President said: "This MoC is the result of several months of work by both parties. We hope it will be the opportunity to launch projects of mutual interest in partnership, and be the beginning of mutual and beneficial cooperation in our upstream and downstream activities."

Ends

ENQUIRIES:

Shell International Media Relations **Kate Hill** **+44 (0) 20 7934 2914**

NEWS RELEASE

FOR IMMEDIATE USE: 25 JULY 2002

SHELL TRANSPORT AND TRADING APPOINTS NON-EXECUTIVE DIRECTORS

The Board of The "Shell" Transport and Trading Company, p.l.c. announced today that Peter Burt and Sir John Kerr GCMG have been appointed as non-executive Directors of the Company with immediate effect.

Peter Burt is Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland. He was Group Chief Executive of Bank of Scotland from 1996-2001. He joined the Bank of Scotland in 1975 where he was in charge of their oil and energy department from 1979-1984. He was Chief General Manager of the Bank from 1985-1996. Before turning to banking, he worked in the computer industry in the USA and the UK. Peter Burt is aged 58.

Sir John Kerr was a member of the United Kingdom Diplomatic Service from 1966 to 2002, and Head of the Service from 1997 to 2002.

Sir John's career included three years (1981/4) as Principal Private Secretary to the Chancellor of the Exchequer. He was in Brussels as UK Permanent Representative to the EU from 1990 to 1995, and then in Washington as British Ambassador to the United States, before returning to the Foreign Office as Permanent Under Secretary of State. He left Whitehall on reaching the age of 60 in February 2002, and was appointed Secretary-General of the Convention, chaired by President Giscard d'Estaing, which was established by EU Heads of Government to report on future EU institutional arrangements. This will remain his principal occupation until the Convention's report is completed in mid 2003.

ENQUIRIES:

Shell International Media Relations **Cerris Tavinor** **+44 (0) 20 7934 3045**

NEWS RELEASE

► FOR IMMEDIATE USE: 31 JULY 2002

SHELL ACQUIRES RWE SHARE IN GERMAN OIL PRODUCTS JOINT VENTURE

Shell Petroleum N.V. and Deutsche Shell GmbH, both wholly owned members of the Royal Dutch/Shell Group of Companies ("Shell"), have signed an agreement with RWE DEA AG ("RWE") to acquire RWE's share in the Hamburg-based joint venture Shell & DEA Oil GmbH. The original Joint Venture Agreement included a put option whereby RWE could require Shell to purchase its share between mid 2003 and mid 2004. This date has now been brought forward, with Shell taking 100% ownership of the venture with effect from 1st July 2002, and payment deferred to mid 2003. The total cash consideration paid by Shell to RWE to conclude this transaction will be $1.35 billion. The purchase price is that agreed earlier, adjusted for a repayment of the RWE share of the restructuring costs to date.

Shell & DEA Oil started operations as a 50:50 joint venture in January 2002. The company includes the refining, supply, distribution, oil marketing and petrochemical activities of both original companies and their associated support services. The joint venture was forecast to achieve synergies of at least $150 million a year. Good early progress has already been made in achieving these gains in the first half of 2002, in difficult market conditions. No further regulatory approval is required.

Paul Skinner, Group Managing Director and Chief Executive Officer of Oil Products, commenting on the acquisition said:

"Acquiring 100 percent of Shell & DEA Oil was our original intention and we are very pleased that the opportunity has arisen to advance this. The business is already operating within the Shell framework and we will continue our drive to realise the synergies from combining the two operations. Germany is Europe's largest oil products market and SDO has a strong retail market position and a high-quality refining portfolio. I am confident that these will provide a strong platform for the long-term development of our business in Europe."

Shell & DEA Oil operates a network of some 3,200 service stations in Germany before divestment of two million tonnes per annum of gasoline and diesel retailing volumes required by the regulatory authorities under the original merger agreement. The company has a high quality refining system of four fully owned and two shared units, with a total distillation capacity of some 650,000 b/d. Shell is the largest operator in the European downstream business with operations in 28 countries.

ENQUIRIES:

Shell International Media Relations **+44 (0) 20 7934 4323/3505**

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Persbericht

INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay an interim dividend in respect of the financial year 2002 of €0.72 per ordinary share. This represents an increase of 2.9% over the 2001 interim dividend.

The dividend of €0.72 will be payable as from September 18, 2002. The shares will be traded ex-dividend in Amsterdam and London as of August 2, 2002.

The applicable rate of Netherlands withholding tax is 25% unless reduced under applicable tax conventions.

The Hague, August 1, 2002

The "Shell" Transport and Trading Company, p.l.c. • Shell Centre, London, SE1 7NA • Telephone: 020 7934 1234

INTERIM DIVIDEND 2002 ANNOUNCEMENT

The Board of The "Shell" Transport and Trading Company, p.l.c. today announced an interim dividend for the year 2002 of 5.95p per Ordinary share. This represents an increase of 1.7% over the 2001 interim dividend of 5.85p.

The interim dividend of 5.95p will be payable on September 18, 2002 to those members whose names are on the Register on August 16, 2002, and to holders of Bearer Warrants who surrender Coupon No. 210. The shares become ex-dividend on August 14, 2002.

Taxation

Shareholders resident in the United Kingdom are entitled to a tax credit. This tax credit is only repayable in limited circumstances and for a transitional period. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

From April 6, 1999 the amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the interim dividend of 5.95p is 0.66p per Ordinary share and the dividend and tax credit together amount to 6.61p.

August 1, 2002

Royal Dutch/Shell Group of Companies

RESULTS

2nd Quarter 2002

SECOND QUARTER 2002	2001	%	$ million	HALF YEAR 2002	2001	%
2,212	3,608	*-39*	**Net Income**	**4,474**	7,498	*-40*
112	*96*		*Estimated current cost of supplies (CCS) adjustment*	*297*	*(20)*	
2,100	3,512	*-40*	**CCS earnings**	**4,177**	7,518	*-44*
(102)	*(22)*		*Special credits/(charges)*	*(18)*	*129*	
2,202	3,534	*-38*	**ADJUSTED CCS EARNINGS**	**4,195**	7,389	*-43*
			Return on Average Capital Employed	**12.3%**	21.4%	

Key features of the second quarter 2002

- The Group's adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) of $2,202 million were 38% lower than last year. The decline was primarily due to the much weaker refining environment, and lower oil, gas and liquefied natural gas (LNG) prices.
- On an adjusted CCS basis, Royal Dutch earnings per share were €0.69 ($0.63 per share), a decrease compared to last year of 39% (37% in $ per share), and Shell Transport earnings per share were 6.2p, a decrease of 39%.
- Increased interim dividends of €0.72 per share for Royal Dutch (2.9% increase) and of 5.95p per share for Shell Transport (1.7% increase) have been announced.
- Both Royal Dutch and Shell Transport continued their share buyback programmes. In the second quarter, shares were purchased under these programmes for a total consideration of $0.5 billion.
- The acquisition of Enterprise Oil plc (Enterprise), a UK based exploration and production company, was completed. The results have been consolidated during the quarter and integration is proceeding rapidly.
- Exploration and Production adjusted earnings of $1,809 million were down from $2,185 million a year ago. The benefit of an 8% hydrocarbon volume increase was more than offset by lower hydrocarbon prices.
- Gas & Power adjusted earnings were $149 million compared to the record $390 million achieved a year ago. The lower earnings mainly reflected lower prices for LNG and positive but lower trading results in the USA.

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

- Oil Products adjusted CCS earnings of $347 million were down from the record $1,035 million reported a year ago. This was mainly due to a much weaker refining environment and higher refinery turnaround activity.
- Chemicals adjusted earnings of $132 million were 4% higher than in the second quarter 2001 as earnings benefited from volume growth across the portfolio and improved margins in some businesses.
- Capital investment for the quarter totalled $8.3 billion, compared with $2.3 billion a year ago. Some $5 billion of the increase related to the acquisition of Enterprise.
- The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the twelve months to June 30, 2002 was 12.3%. The twelve month ROACE was affected by the sharp increase in capital employed during the second quarter.
- Capital employed at the end of the quarter was some $85 billion, an increase of about $15 billion from the start of the quarter. The increase reflected the acquisition of Enterprise and the effects of the weakening of the dollar late in the quarter. The latter contributed some $3 billion to the increase.
- At the end of the quarter the debt ratio was 21.3%; cash, cash equivalents and short-term securities amounted to $4.1 billion. Debt increased by $11 billion during the quarter reflecting the high capital investment levels, the timing of dividend payments and share buybacks.
- Cash flow from operations was some $3.2 billion compared to $4.5 billion a year ago. The lower cash flow reflected the effects of lower earnings and an increase in working capital in the quarter resulting from increases in hydrocarbon prices relative to the first quarter.

Commentary



$/bbl
Crude oil prices
Brent
WTI
36
34
32
30
28
26
24
22
20
18
16
2001 Q2
2001 Q3
2001 Q4
2002 Q1
2002 Q2

Crude oil prices were comparatively stable in the second quarter but were lower than the same quarter last year. Brent crude prices averaged $25.05 a barrel compared to $27.40 a barrel a year ago, while WTI crude averaged $26.30 a barrel compared to $27.90. Prices were underpinned by on-going tensions in the Middle East and production restraints by major oil producers, but tempered by continuing concerns over the pace of global economic recovery. The decision by major oil producers at the end of June to extend their production cuts for a further three months has continued to support prices into the third quarter. The outlook for crude prices remains dependent on the pace of US economic recovery and on developments in the Middle East.

In the USA, Henry Hub natural gas prices averaged $3.40 per million Btu, a fall of almost $1 compared to the second quarter 2001 price of $4.35 per million Btu but a significant improvement over the first quarter 2002 price of $2.45. Concerns on the outlook for US gas supply later in the year, following reports by many producers of first quarter production declines, contributed to the rally in prices in the quarter. Gas stocks in the USA are relatively high. This should ensure that potential demand spikes in the event of a warmer than normal summer can be covered.


$/bbl
Refining margins
WTS USGC coking
Rotterdam
Singapore
10
9
8
7
6
5
4
3
2
1
0
2001 Q2
2001 Q3
2001 Q4
2002 Q1
2002 Q2

Weak product demand combined with excess supply and firm crude oil prices maintained severe pressure on refining margins in all markets during the quarter. In Rotterdam, refining margins averaged $0.30 a barrel compared to $2.45 a barrel in the same period last year while in the USA, Gulf Coast margins averaged $2.95 a barrel compared to $8.35 a barrel a year ago. In Asia-Pacific, margins continued to be depressed by over-capacity. The Singapore margin averaged $0.25 a barrel for the quarter compared to $0.60 a barrel a year earlier. Any improvement in global refining margins from the low levels of the second quarter will depend on the pace and strength of the global economic recovery and on the level of crude oil supply.


$/
Cracker margins
US Ethane
W Europe Naphtha
400
300
200
100
0
2001 Q2
2001 Q3
2001 Q4
2002 Q1
2002 Q2

Overall chemical margins were slightly higher than in the second quarter last year and better than in the first quarter of this year. Industry plant utilisation remains low although there are some signs of a recovery in demand. Cracker margins in Europe were similar to the second quarter of last year and recovered from the exceptionally low levels seen in the first quarter of this year. In the USA, cracker margins for all feedstocks were lower than a year ago; compared with the first quarter of this year, cracker margins for light feedstocks were unchanged but the relative economics of cracking the heavier feedstocks used by Shell improved. Overall the environment is still weak, and the outlook remains dependent on a continuation in demand growth.

In Exploration and Production, the acquisition of the shares of Enterprise was successfully completed for a cash consideration of approximately $5 billion. Targets related to the acquisition have been reconfirmed, and integration is proceeding fast. The Enterprise offices in London and Houston have been closed. In Kazakhstan, the Kashagan discovery (Shell interest 16.7%) was declared commercial. Preliminary estimates suggest the field has producible reserves of between 7 billion and 9 billion barrels of oil. Shell has been awarded interests in 2 Blocks in each of the 17th bid round in Norway and the 4th bid round in Brazil. Significant discoveries were made in Malaysia and in the Gulf of Mexico, the latter through Shell's participation in the Tahiti discovery.

Two major integrated upstream and downstream gas developments were progressed. Under the joint venture framework agreement signed for the West-East pipeline in China, Shell will have a 15% share in the integrated project which includes the development of natural gas fields in the west of China, the construction and operation of a pipeline from Xinjiang in the West to Shanghai in the East and the marketing of the gas. In Venezuela, Shell was selected as a partner for the Mariscal Sucre LNG project and will have a 30% interest. The project centres on the development of the 10 trillion cubic feet gas resource in the Norte de Paria fields with export through an LNG plant with a capacity of about 4.7 million tonnes a year. The plant would strengthen Shell's position in the Atlantic basin LNG market.

In other Gas & Power related developments, the agreement to divest Shell's indirect 14.75% interest in Ruhrgas, a gas transmission company in Germany, was announced (subject to confirmation of relevant authority approvals) while the sale of Shell's 5% interest in HEIN GAS Hamburger Gaswerke GmbH, a gas supplier in Germany, was completed in early July.

In Oil Products, Shell's $22 a share cash offer for Pennzoil-Quaker State Company (Pennzoil) is being reviewed by the US Federal Trade Commission. This transaction, which is also subject to Pennzoil shareholder approval, is expected to be completed this year. It will make Shell a leader in the US and global lubricants markets. Good progress continued on restructuring and integration activities following the completion earlier this year of the deals through which Shell became the sole owner of Equilon and increased its ownership of Motiva to 50% in the USA, and following the completion of the downstream joint venture in Germany with RWE-DEA. In July, an agreement was signed with RWE DEA AG ("RWE"), to acquire RWE's share in the Hamburg-based joint venture Shell & DEA Oil GmbH. The original Joint Venture Agreement included a put option whereby RWE could require Shell to purchase its share between mid 2003 and mid 2004. This date has now been brought forward, with Shell taking 100% ownership of the venture with effect from 1st July 2002, and payment deferred to mid 2003. The total cash consideration paid by Shell to RWE to conclude this transaction will be $1.35 billion. The purchase price is that agreed earlier, adjusted for a repayment of the RWE share of the restructuring costs to date.

In Chemicals, construction of a world-scale styrene monomer/propylene oxide (SM/PO) plant in Singapore was completed and is now operational. The plant is owned by Ellba, a 50:50 joint venture of Shell and BASF. In Canada, work started on the first-ever world-scale plant for the production of PTT - a polymer used in a range of manufactured products. Shell has a 50% interest in the plant, which will have an annual capacity of 95 thousand tonnes and is due on stream in 2004. Both these investments take advantage of proprietary Shell technology to generate commercial advantage in high growth products.

In Renewables, Shell agreed to acquire the 41 megawatt (MW) Cabazon Pass and the 61 MW Whitewater Hill wind parks, both in California. These developments will bring Shell's total wind energy generating capacity in the USA to 232 MW.

In July, agreement was reached for the sale of Pulse Energy (Shell share 40%), a retailer of electricity and gas in Australia, to AGL.

Royal Dutch and Shell Transport continued their share buyback programmes. Some 5.9 million shares in Royal Dutch and 27.5 million shares in Shell Transport were purchased in the quarter under these programmes (0.28% of the issued share capital at the end of 2001) for a total consideration of $0.5 billion. An additional 8.8 million shares in Royal Dutch and 37.2 million shares in Shell Transport were purchased to underpin employee share option schemes for a consideration of $0.8 billion. So far this year, 0.35% of Royal Dutch shares and 0.36% of Shell Transport shares have been bought back for a total consideration of $0.6 billion, and a further $1 billion has been used for share purchases to underpin employee share option schemes.

Earnings by industry segment

Exploration and Production

SECOND QUARTER 2002	2001	%	$ million	HALF YEAR 2002	2001	%
1,759	2,171	*-19*	**Segment earnings**	**3,329**	5,018	*-34*
(50)	*(14)*		*Special credits/(charges)*	*65*	*(14)*	
1,809	2,185	*-17*	**Adjusted segment earnings**	**3,264**	5,032	*-35*
2,413	2,177	*+11*	Crude oil production (thousand b/d)	**2,307**	2,212	*+4*
8,386	8,161	*+3*	Natural gas production available for sale (million scf/d)	**9,416**	9,034	*+4*

Adjusted second quarter earnings of $1,809 million were 17% lower than a year ago. The benefit of an 8% increase in hydrocarbon production was more than offset by lower hydrocarbon prices (liquids and gas realisations declined by 8% and 18% respectively) and higher depreciation and exploration expense. The acquisition of Enterprise has been completed and its results have been consolidated during the quarter. Additional depreciation arising from the Enterprise acquisition was about $240 million ($120 million after tax). Exploration expense was higher, including well write-offs in Canada and Namibia, as well as the exploration expense from Enterprise. Excluding Enterprise, underlying unit operating costs so far this year are 2% below the same period last year. Higher tax charges resulting from the changes to the fiscal regime in the UK are expected to be included from the third quarter. In addition there will be a one-off charge resulting from the impact of this change on provisions for deferred taxation; this is expected to be about $320 million (including the charge associated with Enterprise) and it will not be treated as a special item.

The 8% improvement in total hydrocarbon production comprised an 11% increase in oil production and a 3% increase in gas production. Oil production benefited from the acquisition of Enterprise and of an additional interest in the Draugen Field in Norway, from new fields in the USA, Denmark and UK and from improved field performance in Brunei and Australia. These increases were partly offset by lower OPEC production quotas in Abu Dhabi and Nigeria (equivalent to some 65 thousand barrels of oil per day), normal field declines mainly in the USA, the UK, Australia and Gabon and divestments in New Zealand, the Democratic Republic of Congo and Argentina. Gas production benefited from the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by the effects of generally warmer weather in Europe, normal declines in the USA, divestments in New Zealand and lower demand, mainly in the UK.

The acquisition of Enterprise contributed some 240 thousand barrels of oil equivalent a day to the volume increase. Excluding this volume, production was 1% higher than a year ago. Total hydrocarbon production also benefited from the resumption of production at the Brutus platform (Shell interest 100%) in the Gulf of Mexico. This returned to production in early May and by the end of the quarter was producing some 100 thousand barrels of oil equivalent a day.

Capital investment was $7.3 billion for the quarter and included exploration expense of $0.3 billion. Excluding the Enterprise acquisition, capital investment was 34% higher than in the corresponding period last year. This higher spending reflected investment in various major growth projects including Athabasca Oil Sands in Canada and the offshore developments of Na Kika in the USA and Bonga and EA in Nigeria.

Segment earnings of $1,759 million included a net special charge of $50 million, mainly reflecting the integration costs of Enterprise.

Gas & Power

SECOND QUARTER			$ million	HALF YEAR		
2002	2001	%		**2002**	2001	%
128	390	*-67*	**Segment earnings**	**382**	745	*-49*
(21)	-		*Special credits/(charges)*	*17*	-	
149	390	*-62*	**Adjusted segment earnings**	**365**	745	*-51*
1.76	1.92	*-8*	Global equity LNG sales volume (million tonnes)	**4.20**	4.28	*-2*

Adjusted earnings for the quarter were $149 million compared to $390 million a year ago. The decrease was due to lower LNG prices, positive but lower trading results in the USA and a lower dividend from Ruhrgas in Germany. LNG prices were some 16% below those realised in the second quarter last year, reflecting the linkage to crude and product prices in earlier periods, while LNG volumes were 8% lower at 1.8 million tonnes. The lower volumes reflected additional spot sales last year when a competitor plant (Arun) in Indonesia was not operating and lower Asia-Pacific demand this year. Installed power generation capacity almost trebled over the year but operations remain at a small loss.

The segment earnings of $128 million included a special charge of $21 million related to the cancellation of orders for two turbines by InterGen, a joint venture with Bechtel.

Oil Products

SECOND QUARTER			$ million	HALF YEAR		
2002	2001	%		**2002**	2001	%
326	1,045	*-69*	**Segment earnings**	**687**	2,003	*-66*
(21)	*10*		*Special credits/(charges)*	*(101)*	*10*	
347	1,035	*-66*	**Adjusted segment earnings**	**788**	1,993	*-60*
3,837	3,457	*+11*	Refinery intake (thousand b/d)	**4,011**	3,425	*+17*
7,396	6,165	*+20*	Oil product sales (thousand b/d)	**7,311**	6,130	*+19*

Second quarter earnings on an adjusted CCS basis of $347 million were 66% below the record earnings a year ago. Earnings were significantly down in refining as the very weak refining conditions continued from the first quarter and trading and marketing earnings were also down. Relative to a year earlier the results for the quarter included the consolidation of the joint venture with RWE-DEA in Germany and in the USA the consolidation of Equilon (now 100% owned), together with an increased equity share of the earnings of Motiva (now 50% owned). The year to date underlying unit marketing cost reduction was 1%; unit manufacturing costs, however, were higher reflecting lower than normal refinery utilisation.

Outside the USA, adjusted CCS earnings for the quarter were $322 million compared to $764 million a year ago. Refining earnings declined sharply due to the lower industry margins in both Rotterdam and Singapore and the impact of maintenance activities. This included major shutdown programmes in the Netherlands and Canada, the latter including the tie-in of new facilities at Scotford for processing feedstock from the Athabasca oil sands project. Both these shutdowns involved closure of the upgrading facilities at these refineries for extended periods. Consequently overall refinery utilisation was significantly below both the second quarter last year and the first quarter of this year. The effects of this shutdown programme more than offset the higher intake due to the commencement of the joint venture in Germany resulting in refining intake 1% lower than a year ago. Unit refining expenses rose as a result of the maintenance activities and lower intake. Marketing earnings were lower. Gross fuels margins declined overall as margins rose in Asia-Pacific, were unchanged in Europe and declined in Latin America, principally in Argentina. Marketing costs were adversely affected, compared to last year, by exchange rate effects, and compared to the first quarter this year by seasonal cost patterns. Total inland sales volumes rose 7%, mainly because of the inclusion of sales by the German joint venture. Trading earnings were down due to limited regional arbitrage opportunities. Shipping earnings were adversely affected by declining freight rates.

In the USA, adjusted earnings were $25 million compared to $271 million a year ago. Earnings from refining were sharply lower with industry margins on both the US West and Gulf Coasts significantly below the levels seen in second quarter, 2001. Refinery utilisation was impacted by maintenance activities. Reported refinery intake rose by 57% reflecting the increase in Shell's equity ownership in Equilon and Motiva. Marketing earnings also declined as a result of lower gasoline margins. On a like-for-like basis, overall operating costs were lower than a year ago.

Segment earnings included a $21 million charge in the USA for environmental provisions.

Chemicals

SECOND QUARTER			$ million	HALF YEAR		
2002	2001	%		**2002**	2001	%
122	109	*+12*	**Segment earnings**	**197**	313	*-37*
(10)	*(18)*		*Special credits/(charges)*	***(10)***	*133*	
132	127	*+4*	**Adjusted segment earnings**	**207**	180	*+15*

Adjusted earnings for the quarter were $132 million compared with $127 million a year ago, a period that benefited from income recognition on a contract termination in the USA. Underlying earnings more than doubled, mainly reflecting sales volumes, which were 9% higher than a year ago. Margins were up with significant improvements in some products, particularly styrene monomer, catalysts and polyolefins partially offset by weaker cracker margins in the USA. The economics of cracking liquid feedstocks used by Shell compared to the more commonly used ethane feedstocks improved relative to the first quarter of the year. Underlying unit cost improvements are currently exceeding the 3% per year target, and improvements in cost, capacity rationalisation and operational alignment continue to be delivered in Basell, the polyolefins joint venture with BASF.

Segment earnings of $122 million include a special charge of $10 million related to earlier portfolio restructuring.

Other industry segments

SECOND QUARTER		$ million	HALF YEAR	
2002	2001		**2002**	2001
(89)	(60)	**Segment earnings**	**(130)**	(114)
-	-	*Special credits/(charges)*	**-**	-
(89)	(60)	**Adjusted segment earnings**	**(130)**	(114)

Adjusted results for the quarter were $29 million lower than a year ago, partly due to the timing of internal cost recoveries. There were also costs associated with the reorganisation of the customer oriented products and services of Shell Consumer, Shell Capital and Shell Internet Works into one business, Shell Consumer. The segment results include business development costs in Shell Consumer, Shell Renewables and Shell Hydrogen.

Corporate

SECOND QUARTER		$ million	HALF YEAR	
2002	2001		**2002**	2001
(148)	(28)	**Segment earnings**	**(322)**	(201)
-	-	*Special credits/(charges)*	**-**	-
(148)	(28)	**Adjusted segment earnings**	**(322)**	(201)

Adjusted second quarter results were a charge of $148 million compared to $28 million a year ago. The change resulted from the effect of higher net borrowings on interest expense and higher corporate, tax and insurance charges.

Note

The results shown for the second quarter and half year are unaudited.

Quarterly results are expected to be announced on October 31 for the third quarter of 2002. Results for the fourth quarter together with the final dividend proposals for 2002 are expected to be announced on February 6, 2003.

August 1, 2002

Statement of income

QUARTERS Q2 2002	Q1 2002	Q2 2001	% *	$ million	HALF YEAR 2002	2001	%
57,611	50,269	45,981	*+25*	Sales proceeds	**107,880**	93,808	*+15*
13,221	12,694	10,171		Sales taxes, excise duties and similar levies	**25,915**	20,971	
44,390	37,575	35,810	*+24*	Net proceeds	**81,965**	72,837	*+13*
37,868	31,461	28,314		Cost of sales	**69,329**	56,944	
6,522	6,114	7,496	*-13*	Gross profit	**12,636**	15,893	*-20*
2,703	2,434	2,180		Selling, distribution and administrative expenses	**5,137**	4,203	
304	175	171		Exploration	**479**	333	
130	86	72		Research and development	**216**	127	
3,385	3,419	5,073	*-33*	Operating profit of Group companies	**6,804**	11,230	*-39*
734	681	1,274		Share of operating profit of associated companies	**1,415**	2,217	
4,119	4,100	6,347	*-35*	**Operating profit**	**8,219**	13,447	*-39*
177	184	276		Interest and other income	**361**	580	
261	241	309		Interest expense	**502**	614	
(38)	(30)	35		Currency exchange gains/(losses)	**(68)**	46	
3,997	4,013	6,349	*-37*	**Income before taxation**	**8,010**	13,459	*-40*
1,781	1,744	2,620		Taxation	**3,525**	5,716	
2,216	2,269	3,729	*-41*	Income after taxation	**4,485**	7,743	*-42*
4	7	121		Minority interests	**11**	245	
2,212	2,262	3,608	*-39*	**NET INCOME**	**4,474**	7,498	*-40*

* Q2 on Q2 change

Earnings by industry segment

QUARTERS				$ million	HALF YEAR		
Q2 2002	Q1 2002	Q2 2001	% *		2002	2001	%
				Exploration and Production:			
1,257	1,206	1,538	*-18*	World outside USA	2,463	3,483	*-29*
502	364	633	*-21*	USA	866	1,535	*-44*
1,759	1,570	2,171	*-19*		3,329	5,018	*-34*
				Gas & Power:			
108	256	304	*-64*	World outside USA	364	601	*-39*
20	(2)	86	*-77*	USA	18	144	*-87*
128	254	390	*-67*		382	745	*-49*
				Oil Products:			
322	382	774	*-58*	World outside USA	704	1,720	*-59*
4	(21)	271	*-99*	USA	(17)	283	-
326	361	1,045	*-69*		687	2,003	*-66*
				Chemicals:			
145	95	81	*+79*	World outside USA	240	357	*-33*
(23)	(20)	28	-	USA	(43)	(44)	-
122	75	109	*+12*		197	313	*-37*
(89)	(41)	(60)		**Other industry segments**	(130)	(114)	-
2,246	2,219	3,655	*-39*	**TOTAL OPERATING SEGMENTS**	4,465	7,965	*-44*
				Corporate:			
(120)	(115)	(61)		Interest income/(expense)	(235)	(97)	
32	(7)	14		Currency exchange gains/(losses)	25	27	
(60)	(52)	19		Other - including taxation	(112)	(131)	
(148)	(174)	(28)			(322)	(201)	
2	32	(115)		**Minority interests**	34	(246)	
2,100	2,077	3,512	*-40*	**CCS EARNINGS**	4,177	7,518	*-44*
112	185	96		CCS adjustment	297	(20)	
2,212	2,262	3,608	*-39*	**NET INCOME**	4,474	7,498	*-40*

* Q2 on Q2 change

Summarised statement of assets and liabilities

$ million

	June 30 2002	Mar 31 2002	June 30 2001
Fixed assets:			
Tangible fixed assets	**74,535**	60,050	46,801
Intangible fixed assets	**1,304**	1,216	940
Investments	**20,582**	19,951	22,561
	96,421	81,217	70,302
Other long-term assets	**8,744**	7,980	7,304
Current assets:			
Inventories	**9,451**	8,582	7,397
Accounts receivable	**23,467**	21,052	21,173
Short-term securities	**1**	1	6
Cash and cash equivalents	**4,141**	4,221	9,484
	37,060	33,856	38,060
Current liabilities:			
Short-term debt	**11,574**	4,397	3,375
Accounts payable and accrued liabilities	**23,299**	21,401	20,787
Taxes payable	**5,905**	6,203	6,836
Dividends payable to Parent Companies	**3,168**	5,715	3,273
	43,946	37,716	34,271
Net current assets/(liabilities)	**(6,886)**	(3,860)	3,789
Total assets less current liabilities	**98,279**	85,337	81,395
Long-term liabilities:			
Long-term debt	**6,518**	2,197	3,902
Other	**6,009**	5,605	4,077
	12,527	7,802	7,979
Provisions:			
Deferred taxation	**12,383**	8,210	7,296
Other	**6,717**	5,812	4,751
	19,100	14,022	12,047
Minority interests	**5,396**	5,156	2,737
NET ASSETS	**61,256**	58,357	58,632

Summarised statement of cash flows (Note 3)

QUARTERS Q2 2002	Q1 2002	Q2 2001	$ million	HALF YEAR 2002	2001
			CASH FLOW PROVIDED BY OPERATING ACTIVITIES:		
2,212	2,262	3,608	Net income	**4,474**	7,498
2,036	1,750	1,468	Depreciation, depletion and amortisation	**3,786**	2,878
(11)	(162)	(53)	(Profit)/loss on sale of assets	**(173)**	(117)
(903)	(768)	(46)	Decrease/(increase) in net working capital	**(1,671)**	(474)
			Associated companies:		
64	(46)	(195)	dividends more/(less) than net income	**18**	(384)
(172)	13	172	Deferred taxation and other provisions	**(159)**	302
(74)	162	(415)	Other	**88**	(475)
3,152	3,211	4,539	**Cash flow provided by operating activities**	**6,363**	9,228
			CASH FLOW USED IN INVESTING ACTIVITIES:		
(7,818)	(4,081)	(1,747)	Capital expenditure	**(11,899)**	(3,993)
225	235	330	Proceeds from sale of assets	**460**	966
(72)	(265)	(276)	Net investments in associated companies	**(337)**	(205)
84	(81)	13	Movement in other investments	**3**	(446)
(7,581)	(4,192)	(1,680)	**Cash flow used in investing activities**	**(11,773)**	(3,678)
			CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:		
2,145	(1,920)	(63)	Net increase/(decrease) in long-term debt	**225**	(459)
6,334	633	264	Net increase/(decrease) in short-term debt	**6,967**	473
19	386	(233)	Change in minority interests	**405**	(236)
(3,493)	(296)	(4,474)	Dividends paid to: Parent Companies	**(3,789)**	(6,012)
(71)	(73)	(84)	Minority interests	**(144)**	(113)
4,934	(1,270)	(4,590)	**Cash flow provided by/(used in) financing activities**	**3,664**	(6,347)
(719)	(185)	(356)	**Parent Companies' shares held by Group companies**	**(904)**	(780)
134	(13)	(110)	Currency translation differences relating to cash and cash equivalents	**121**	(370)
(80)	(2,449)	(2,197)	**INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS**	**(2,529)**	(1,947)

Operational data

QUARTERS					HALF YEAR		
Q2 2002	Q1 2002	Q2 2001	%*		2002	2001	%
thousand b/d				**CRUDE OIL PRODUCTION**	thousand b/d		
783	552	531		Europe	**668**	553	
1,084	1,120	1,146		Other Eastern Hemisphere	**1,103**	1,155	
441	417	404		USA	**429**	404	
105	110	96		Other Western Hemisphere	**107**	100	
2,413	2,199	2,177	*+11*		**2,307**	2,212	*+4*
million scf/d **				**NATURAL GAS PRODUCTION AVAILABLE FOR SALE**	million scf/d **		
2,844	4,572	2,945		Europe	**3,704**	3,920	
3,223	3,625	2,988		Other Eastern Hemisphere	**3,423**	2,878	
1,665	1,567	1,604		USA	**1,616**	1,596	
654	692	624		Other Western Hemisphere	**673**	640	
8,386	10,456	8,161	*+3*		**9,416**	9,034	*+4*
million scm/d ***					million scm/d ***		
81	129	83		Europe	**105**	111	
91	103	85		Other Eastern Hemisphere	**97**	82	
47	44	45		USA	**46**	45	
18	20	18		Other Western Hemisphere	**19**	18	
237	296	231	*+3*		**267**	256	*+4*
million tonnes				**LIQUEFIED NATURAL GAS (LNG)**	million tonnes		
1.76	2.44	1.92	*-8*	Global equity LNG sales volume	**4.20**	4.28	*-2*
$/bbl				**Realised Oil Prices**	$/bbl		
23.52	19.50	26.18		WOUSA	**21.54**	25.54	
23.28	17.74	23.27		USA	**20.62**	23.75	
23.48	19.21	25.66		Global	**21.38**	25.24	
$/thousand scf				**Realised Gas Prices**	$/thousand scf		
2.07	2.10	2.29		WOUSA	**2.08**	2.53	
3.47	2.36	4.94		USA	**2.94**	6.27	
2.39	2.14	2.91		Global	**2.26**	3.33	

* Q2 on Q2 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS Q2 2002	Q1 2002	Q2 2001	%*		HALF YEAR 2002	2001	%
thousand b/d					thousand b/d		
				REFINERY PROCESSING INTAKE**			
1,642	1,801	1,416		Europe	**1,720**	1,377	
908	942	1,007		Other Eastern Hemisphere	**925**	1,031	
1,085	1,084	689		USA	**1,085**	654	
202	360	345		Other Western Hemisphere	**281**	363	
3,837	4,187	3,457	*+11*		**4,011**	3,425	*+17*
				OIL SALES**			
2,970	2,757	2,199		Gasolines	**2,864**	2,137	
779	721	672		Kerosines	**750**	673	
1,980	2,140	1,898		Gas/Diesel oils	**2,060**	1,918	
855	800	692		Fuel oil	**827**	722	
812	808	704		Other products	**810**	680	
7,396	7,226	6,165	*+20*	**Total oil products*****	**7,311**	6,130	*+19*
5,284	4,811	4,648		Crude oil	**5,049**	4,381	
12,680	12,037	10,813	*+17*	**Total oil sales**	**12,360**	10,511	*+18*
				***comprising			
2,143	2,191	1,844		Europe	**2,166**	1,866	
1,302	1,256	1,275		Other Eastern Hemisphere	**1,279**	1,242	
2,239	2,108	1,342		USA	**2,174**	1,289	
777	759	820		Other Western Hemisphere	**768**	810	
935	912	884		Export sales	**924**	923	
				CHEMICAL SALES - NET PROCEEDS****			
$ million					$ million		
1,010	810	912		Europe	**1,820**	1,934	
528	384	423		Other Eastern Hemisphere	**912**	815	
1,203	1,038	1,390		USA	**2,241**	2,823	
113	84	69		Other Western Hemisphere	**197**	146	
2,854	2,316	2,794	*+2*		**5,170**	5,718	*-10*

* Q2 on Q2 change

** 2002 numbers include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva volumes. The 2001 numbers have been presented to include the ownership interests in the volumes prevailing at that time. Details of this and other updates to Oil Products volume reporting can be found on Shell's website at www.shell.com/investor.

**** Excluding proceeds from chemical trading activities

Capital investment

QUARTERS Q2 2002	Q1 2002	Q2 2001	$ million	HALF YEAR 2002	2001
			Capital expenditure:		
			Exploration and Production:		
6,513	1,248	910	World outside USA	**7,761**	2,611
487	341	303	USA	**828**	550
7,000	1,589	1,213		**8,589**	3,161
			Gas & Power:		
34	65	64	World outside USA	**99**	84
4	1	7	USA	**5**	10
38	66	71		**104**	94
			Oil Products:		
			Refining:		
149	46	66	World outside USA	**195**	112
120	1,290	1	USA	**1,410**	1
269	1,336	67		**1,605**	113
			Marketing:		
255	206	169	World outside USA	**461**	256
14	599	-	USA	**613**	-
269	805	169		**1,074**	256
			Chemicals:		
65	56	38	World outside USA	**121**	63
120	66	158	USA	**186**	246
185	122	196		**307**	309
57	163	31	**Other segments**	**220**	60
7,818	4,081	1,747	**TOTAL CAPITAL EXPENDITURE**	**11,899**	3,993
			Exploration expense:		
257	95	135	World outside USA	**352**	263
53	73	49	USA	**126**	84
310	168	184		**478**	347
			New equity investments in associated companies:		
37	38	216	World outside USA	**75**	232
19	184	27	USA	**203**	114
56	222	243		**278**	346
133	160	108	**New loans to associated companies**	**293**	160
-	-	24	**Other investments**	**-**	224
8,317	4,631	2,306	**TOTAL CAPITAL INVESTMENT***	**12,948**	5,070
			*comprising		
7,313	1,759	1,464	Exploration and Production	**9,072**	3,748
64	83	248	Gas & Power	**147**	376
557	2,332	250	Oil Products	**2,889**	403
193	134	197	Chemicals	**327**	314
57	163	39	Other segments	**220**	69
133	160	108	New loans to associated companies	**293**	160
8,317	4,631	2,306		**12,948**	5,070

Special items (Note 4)

QUARTERS			$ million	HALF YEAR	
Q2	Q1	Q2			
2002	2002	2001	credits/(charges)	**2002**	2001
			Exploration and Production:		
			World outside USA		
(68)	-	-	Restructuring and redundancy	**(68)**	-
18	14	-	Asset disposals/impairment	**32**	-
			USA		
-	101	-	Asset disposals/impairment	**101**	-
-	-	(14)	Other	-	(14)
(50)	115	(14)		**65**	(14)
			Gas & Power:		
			World outside USA		
(21)	-	-	Other	**(21)**	-
			USA		
-	38	-	Asset disposals/impairment	**38**	-
(21)	38	-		**17**	-
			Oil Products:		
			World outside USA		
-	(31)	-	Restructuring and redundancy	**(31)**	-
-	(26)	-	Asset disposals/impairment	**(26)**	-
-	-	10	Other	-	10
			USA		
(21)	(23)	-	Other	**(44)**	-
(21)	(80)	10		**(101)**	10
			Chemicals:		
			World outside USA		
-	-	(18)	Asset disposals/impairment	-	133
			USA		
(10)	-	-	Other	**(10)**	-
(10)	-	(18)		**(10)**	133
			Minority Interests		
-	11	-	Asset disposals/impairment	**11**	-
	11	-		**11**	-
(102)	84	(22)	**SPECIAL ITEMS**	**(18)**	129

Adjusted CCS earnings by industry segment

QUARTERS				$ million	HALF YEAR		
Q2 2002	Q1 2002	Q2 2001	% *		2002	2001	%
				Exploration and Production:			
1,307	1,192	1,538	*-15*	World outside USA	**2,499**	3,483	*-28*
502	263	647	*-22*	USA	**765**	1,549	*-51*
1,809	1,455	2,185	*-17*		**3,264**	5,032	*-35*
				Gas & Power:			
129	256	304	*-58*	World outside USA	**385**	601	*-36*
20	(40)	86	*-77*	USA	**(20)**	144	-
149	216	390	*-62*		**365**	745	*-51*
				Oil Products:			
322	439	764	*-58*	World outside USA	**761**	1,710	*-55*
25	2	271	*-91*	USA	**27**	283	*-90*
347	441	1,035	*-66*		**788**	1,993	*-60*
				Chemicals:			
145	95	99	*+46*	World outside USA	**240**	224	*+7*
(13)	(20)	28	-	USA	**(33)**	(44)	-
132	75	127	*+4*		**207**	180	*+15*
(89)	(41)	(60)		**Other industry segments**	**(130)**	(114)	
2,348	2,146	3,677	*-36*	**TOTAL OPERATING SEGMENTS**	**4,494**	7,836	*-43*
				Corporate:			
(120)	(115)	(61)		Interest income/(expense)	**(235)**	(97)	
32	(7)	14		Currency exchange gains/(losses)	**25**	27	
(60)	(52)	19		Other - including taxation	**(112)**	(131)	
(148)	(174)	(28)			**(322)**	(201)	
2	21	(115)		**Minority interests**	**23**	(246)	
2,202	1,993	3,534	*-38*	**ADJUSTED CCS EARNINGS**	**4,195**	7,389	*-43*

* Q2 on Q2 change

Proforma earnings per share (Note 5)

QUARTERS				HALF YEAR	
Q2 2002	Q1 2002	Q2 2001		2002	2001
			ROYAL DUTCH		
0.69	0.74	1.17	Net income per share (€)	**1.43**	2.35
0.63	0.65	1.02	Net income per share ($)	**1.28**	2.11
0.60	0.59	0.99	CCS earnings per share ($)	**1.19**	2.11
0.69	0.65	1.14	Adjusted CCS earnings per share (€)	**1.34**	2.31
0.63	0.57	1.00	Adjusted CCS earnings per share ($)	**1.20**	2.08
			SHELL TRANSPORT		
6.2	6.5	10.3	Net income per share (pence)	**12.7**	21.0
0.55	0.56	0.88	Net income per ADR ($)	**1.10**	1.82
0.52	0.51	0.85	CCS earnings per ADR ($)	**1.03**	1.82
6.2	5.7	10.1	Adjusted CCS earnings per share (pence)	**11.9**	20.7
0.54	0.49	0.86	Adjusted CCS earnings per ADR ($)	**1.03**	1.79

Notes

NOTE 1. Accounting policies

The Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2001 Annual Reports and Accounts on pages 50 to 52.

US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, are no longer amortised but instead tested for recoverability. This standard is effective for the Group from the first quarter, 2002 and adoption has not had a significant effect.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 5. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2001 Annual Reports and Accounts in Note 1 on page 50). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on May 16, 2002 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q2 2002	Q1 2002	Q2 2001	Half Year 2002	Half Year 2001
Royal Dutch shares of €0.56 (millions)	2,098.5	2,100.6	2,126.4	2,099.5	2,133.1
Shell Transport shares of 25p (millions)	9,734.3	9,744.4	9,861.9	9,739.3	9,892.7

Shares at the end of the following periods are:

	Q2 2002	Q1 2002	Q2 2001
Royal Dutch shares of €0.56 (millions)	2,094.0	2,099.9	2,117.0
Shell Transport shares of 25p (millions)	9,713.7	9,741.2	9,818.8

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

NEWS RELEASE

▶ FOR IMMEDIATE USE: 1 AUGUST 2002

Royal Dutch/Shell Second Quarter Results:

"Robust Earnings in Uncertain Times"

The Royal Dutch/Shell Group of Companies (Shell) announced today that its adjusted current cost of supplies (CCS) earnings for the second quarter 2002 were $2.2 billion, up 10% compared with the first quarter 2002, despite very poor industry conditions in refining.

Commenting on Shell's performance, Philip Watts, Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies, said: "These results demonstrate the Group's continued ability to deliver robust profitability in uncertain times. Our businesses are great cash generators, supporting increasing dividends, share buy backs and a global investment programme. Our Exploration and Production business continues to perform well, with hydrocarbon production volumes growing by 8%. The acquisition of Enterprise Oil was completed quickly and integration of its operations continues on track. Our Chemicals business performed well - underlying earnings doubled."

"Nevertheless," he continued, "our second quarter earnings are below our aspirations. We can do better, and I am determined that we will do better. We are making progress on our underlying productivity targets and in delivering benefits from recent acquisitions, but we have more work to do on costs and capital efficiency. Meanwhile, progress is being made on the under-performing assets that we identified for priority attention in December 2001."

Elsewhere, he noted developments in the oil and gas portfolio, with important steps forward in Kazakhstan, China and Venezuela. He said it had also been another successful quarter with the exploration drill bit in Malaysia and the US.

Separately, Shell announced yesterday the acceleration of the second stage of the DEA acquisition in Germany whereby Shell gains 100% control of the joint venture. Payment will be made next year as originally planned.

Mr Watts concluded: "With respect to questions currently being asked about business behaviour, Shell is guided by its long-standing business principles. We continue to operate to the highest standards of transparency in our accounting and reporting. For more than one hundred years Shell has been a good investment, and our aim is that it continues to be."

ENQUIRIES:

Shell International Media Relations **+44 (0) 20 7934 4323/3505**

Notes to Editors

An interview with Philip Watts, Chairman of the Committee of Managing Directors and Judy Boynton, Director of Finance and CFO in video/audio and text will be available from 10a.m. on <http://www.shell.com> and <http://www.cantos.com>